SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated October 27, 2005 re. 3Q 2005 figures.

Paris, October 27, 2005

Revenues up by 3.8% in the third quarter of 2005 (up 1.6% on a pro forma basis)

•	Quarterly revenues of EUR 12.26 billion

•	4.2% increase in revenues over 9 months (up 2.0% on a pro forma[1] basis) to EUR35.93 billion

•	Revenue growth limited by the fall in earnings at TP and on business services

Improvement in the Group’s competitive positions against a backdrop of accelerated technological changes in the sector combined with pressure on prices

•	Success of ADSL packages, with 4.0 million customers in France at September 30, 2005 (+61.2% year-on-year) and 2.9 million ADSL customers for the rest of Europe (up 74% year-on-year). In the third quarter of 2005, the Group had a 56.3% market share for new ADSL customers in France

•	Over one million “Livebox” sold in France in early October, with sales picking up pace and a target of 1.5 million by the end of 2005

•	Success of “Voice over IP” offerings in France with 484,000 customers at September 30, 2005 and the new “Atout Telephone” range, launched in August, with 591,000 customers at the end of September

•	142,000 MaLigne TV customers in France at the end of September 2005 (up 106% in 9 months), with deployment continuing (8.5 million households connectable by the end of September) for a target of over 180,000 MaLigne TV customers by the end of 2005, representing in a threefold increase in the customer base over 2004

•	Strong improvement in the mobile services customer base with 70 million customers[2] (up 17% year-on-year) and in revenues on the Personal Communication Services segment in the third quarter of 2005 (up 10.1%, or up 6.7% on a pro forma basis)

•	643,000 Broadband mobile customers, including 424,000 in France; superseding our forecasts for 500,000 customers by the end of 2005

•	375,000 “Business Everywhere” customers (up 22% year-on-year), alongside a 60% increase in IP-VPN connections in one year for the “Enterprise” segment

•	Promising launch of the first NExT convergent packages: the unlimited “Family Talk” (fixed telephone-mobile package) launched as a limited edition, first “Business Talk” customers, launched in June 2005, “Business Everywhere” launched in Poland

[1]	Pro forma figures at September 30, 2004: in order to allow for a comparison with the data at September 30, 2005, pro forma figures are presented for 2004 on a constant structural and exchange rate basis. To this end, the figures at September 30, 2004 have been restated based on the consolidation scope and exchange rates for 2005. In addition, these figures have been restated to reflect the impact of the bill-and-keep mechanism ending on January 1, 2005 for Orange France.

[2]	Excluding Amena

Group profitability maintained

•	Gross Operating Margin[3] up 2.1% to EUR 4.86 billion (up 0.9% pro forma); over 9 months, the increase was 4.8% (up 3.6% on a pro forma basis)

•	Gross operating margin rate (ratio of GOM to revenues) amounted to 39.6% in the third quarter of 2005

•	GOM rate before commercial expenses stabilized at a high 51.5% in the third quarter of 2005

•	Ratio of Capex[4] to revenues up to 11.4% compared with 9.9% in the third quarter of 2004 (pro forma)

2005 objectives

•	In light of the revenues seen in the third quarter, notably impacted by the decrease in revenues on TP, the Group has revised its initial revenue target for 2005 (3 to 5% growth pro forma) and is now aiming for pro forma growth of nearly 3% over the full-year in 2005, factoring in the favorable outlook for business expected for the fourth quarter.

•	Group confirms its gross operating margin target of more than EUR 18.5 billion

•	Objectives maintained for the ratios of Capex to revenues (in the upper range of 10 to 12%) and net debt to GOM (less than 2.5)

Cash utilization principles reaffirmed

•	Increase in shareholder compensation

•	Proposal submitted at France Telecom’s general shareholders’ meeting for a dividend of EUR 1 per share, to be paid out in 2006; for 2006-2008, the dividend should increase based on two key indicators, namely organic free cash flow growth and industry practices.

•	Share buyback under consideration

•	Stringent policy for issuing shares

•	Debt reduction objective maintained (ratio of net debt to GOM under 2 by the end of 2008)

•	External growth:

•	Following the acquisition of Amena in Spain, there is no need for any major acquisitions in Europe to implement NexT

•	In line with the strategic and financial criteria defined in connection with NExT, the Group will pursue its selective and cautious review of opportunities in countries with high growth potential

[3]	Gross Operating Margin (GOM) = revenues less external purchases, operating expenses (net of operating income) and salary costs. The figure for salary costs presented in the gross operating margin does not take into account employee profit-sharing or expenses for share-based compensation schemes.

[4]	Capex = tangible and intangible investments excluding GSM and UMTS licenses and excluding investments financed under leasing agreements

Consolidated revenues up 3.8% in the third quarter of 2005 (up 1.6% on a pro forma basis)

Consolidated revenues for Q3 2005 / 2004 *

(in billions of euros)		Q3 2005	Q3 2004	change (%) 2005/2004	Q3 2004	Change (%) 2005/2004
			actual	actual	pro forma (*)	pro forma (*)
Total revenues		12.264	11.818	+ 3.8	12.070	+ 1.6
Revenues by segment:

1 – PERSONAL COMMUNICATION SERVICES		5.937	5.390	+ 10.1	5.563	+ 6.7
of which	Personal France	2.503	2.166	+ 15.5	2.382	+ 5.1
	Personal United Kingdom	1.492	1.514	- 1.5	1.488	- 0.2
	Personal Poland	0.415	0.332	+ 25.1	0.367	+ 13.1
	Personal Rest-of-World	1.582	1.427	+ 10.9	1.370	+ 15.4
	Eliminations	- 0.055	- 0.049	+ 12.0	- 0.045	+ 21.9

2 – HOME COMMUNICATION SERVICES		5.610	5.622	- 0.2	5.713	- 1.8
of which	Home France	4.398	4.498	- 2.2	4.469	- 1.6
	Consumer Services	2.415	2.489	- 3.0	2.453	- 1.5
	Networks and Operators	1.366	1.383	- 1.2	1.386	- 1.5
	Other Home France revenues	0.617	0.627	- 1.6	0.629	- 2.0
	Home Poland	0.778	0.768	+ 1.3	0.845	- 7.9
	Home Rest-of-World	0.475	0.395	+ 20.3	0.442	+7.6
	Eliminations	- 0.042	- 0.040	+ 5.7	- 0.042	- 0.8

3 – ENTERPRISE COMMUNICATION SERVICES		1.879	2.030	- 7.4	2.029	- 7.4
of which	Fixed-line telephony in France	0.638	0.712	- 10.4	0.712	- 10.4
	Enterprise networks in France	0.652	0.691	- 5.7	0.691	- 5.7
	Other enterprise products in France	0.138	0.149	- 7.1	0.147	- 5.9
	Global services	0.567	0.588	- 3.5	0.589	- 3.7
	Eliminations	- 0.116	- 0.110	+5.9	- 0.110	+5.8

4 – DIRECTORIES		0.293	0.277	+ 5.7	0.287	+ 2.1
Inter-segment eliminations		- 1.454	- 1.500	- 3.1	- 1.521	- 4.4

(*)	pro forma figures are not audited

France Telecom recorded EUR 12.26 billion in consolidated revenues for the third quarter of 2005 compared with EUR 11.82 billion in the third quarter of 2004 (up 3.8% on an actual basis).

The increase in revenues on an actual basis factors in the favorable impact of currency exchange rates (EUR 64 million in the third quarter of 2005) and the effect of the bill-and-keep mechanism5 being ended for Orange France (EUR 215 million). These two favorable effects were partially offset by the impact of changes in scope, including the sale of Orange Denmark and FT Cable.

[5]	“Bill and Keep” = the mechanism by which a mobile operator invoices the calling party for the entire outgoing call to another mobile subscriber (the called party) without paying a percentage as compensation for access to the terminal portion of the third-party operator’s mobile network. The withdrawal from the “Bill and Keep” system in France for all mobile operators became effective on January 1, 2005. It led to an increase in revenues and in a correlated increase in call terminal charges paid to third-party mobile operators.

On a pro forma basis, the France Telecom Group posted a 1.6% increase in quarterly revenues. As over the first half of the year, this has been driven by sustained growth of mobile services and ADSL Broadband multi-services, whereas conventional fixed services in France and Poland have continued to trend down.

At September 30, 2005, there were 70 million mobile service customers, compared with 59.9 million at September 30, 2004 (a 17% increase year-on-year); revenues from this segment were up 6.7% in the third quarter of 2005, after rising 6.9% over the first half of the year (pro forma).

At the same time, revenues from ADSL Broadband multi-service packages rose 61.1% in the third quarter of 2005, following on from a 60.3% increase in the first half (pro forma figures). The number of subscribers to ADSL Broadband multi-service packages was 6.8 million at September 30, 2005, up from 4.1 million at September 30, 2004 (a 66% increase year-on-year).

Operating performance and profitability in line with objectives for the year

The Gross Operating Margin (GOM)6 totaled EUR 4.86 billion, up 0.9% on a pro forma basis and 2.1% on an actual basis, giving a ratio of gross operating margin to revenues of 39.6% compared with 39.9% in the third quarter of 2004 on a pro forma basis (40.3% on an actual basis).

Tangible and intangible investments (CAPEX) in the third quarter of 2005 are up 17.3% on the same period in 2004, accounting for 11.4% of revenues. France Telecom is pursuing the rapid deployment of Mobile broadband access points, capitalizing on the complementarity of EDGE and UMTS technologies. Special efforts are being made in high-potential countries for the development of 2G and/or 3G mobile networks (Central Europe, Egypt and the Dominican Republic). France Telecom is also increasing the coverage of its ADSL Broadband services with the appropriate technologies (RE-ADSL, ADSL 2+ and Gigabit-Ethernet). Lastly, investments relating to the unbundling of telephone lines in Spain, the UK and the Netherlands are up substantially, in light of preparations for the deployment of ADSL Multi-service packages.

[6]	Gross Operating Margin (GOM) = revenues less external purchases, operating expenses (net of operating income) and salary costs. The figure for salary costs presented in the gross operating margin does not take into account employee profit-sharing or expenses for share-based compensation schemes.

Analysis by business segment

Personal Communication Services - “Personal” Segment

	Sep 30, 2005	Sep 30, 2004	Sep 30, 2004
		pro forma	actual
Personal France
Number of customers (millions)	21.673	20.603	20.603
of which post-paid (%)	62.3%	60.6%	60.6%
Overall ARPU* (post-paid and prepaid offerings - EUR)	429	424	390
Overall AUPU (minutes)	173	164	164
Share of data services (% of network revenues)	13.8%	14.7%	14.3%

Personal UK
Number of customers (millions)	14.479	13.886	13.886
of which post-paid (%)	34.1%	33.3%	33.3%
Overall ARPU* (post-paid and prepaid offerings - GBP)	263	276	274
Overall AUPU (minutes)	143	143	143
Share of data services (% of network revenues)	19.4%	17.2%	17.2%

Personal Poland
Number of customers (millions)	9.134	6.593	6.593
of which post-paid (%)	41.8%	45.9%	45.9%

Personal Rest-of-World
Number of customers (millions)	24.695	18.751	18.826

Total Personal
Number of customers (millions)	69.981	59.833	59.908

(* The overall rolling ARPU for September 30, 2004, is an IFRS estimate)

Revenues in the Personal Communication Services “Personal” segment rose to EUR 5.94 billion in the third quarter of 2005, up 6.7% on a pro forma basis (up 10.1% on an actual basis). The number of customers totaled 70.0 million at September 30, 2005, representing an increase of 17% year-on-year, including +38% in Poland (pro forma). Growth in the customer base picked up pace, with 2.5 million additional customers acquired in the third quarter of 2005, compared with 2.4 million in the second quarter and 1.8 million in the first quarter.

Orange France revenues totaled EUR 2.50 billion, up 5.1% on a pro forma basis (up 15.5% on an actual basis), driven by the 5.2% increase in customers over the year and the 1.2% increase in average revenue per user (ARPU) on a pro forma basis. Pre-paid packages accounted for 62.3% of revenues, compared with 60.6% one year earlier. Reflecting the launch of new multi-media services, quarterly revenues for data services rose by 8.4% over the third quarter of 2004, accounting for 13.8% of network revenues at September 30, 2005, compared with 14.7% one year earlier (pro forma). The number of customers for mobile Broadband services is rising sharply, up to 424,000 at September 30, 2005 compared with 182,000 at June 30, 2005.

Orange United Kingdom revenues totaled EUR 1.49 billion in the third quarter of 2005, up 0.2% on a pro forma basis (down 1.5% on an actual basis). At September 30, 2005, the subscriber base (14.5 million customers) was up by 4.3% year-on-year, with packages accounting for a greater share: 34.1% compared with 33.3% a year earlier. The number of customers for mobile broadband services is booming, similarly to France, with 158,000 customers at September 30, 2005, up from 92,000 at June 30, 2005. The overall level of ARPU remains strong, rising to GBP 263 at September 30, 2005, representing an increase of 1.2% year-on-year excluding the impact of the decrease in the price of incoming call terminations on September 1, 2004.

Personal Poland revenues (EUR 415 million) rose 13.1% on a pro forma basis (25.1% in actual figures), reflecting the rapid growth of the customer base. Indeed, at September 30, 2005, the number of customers totaled 9.1 million, compared with 6.6 million at September 30, 2004 (a 39% increase year-on-year). The Personal Poland segment is leading the way in terms of winning over new customers, with a new customer market share of 43.2% in the third quarter of 2005, outpacing growth in the previous two quarters (42.2% in the second quarter and 37.9% in the first quarter). The market share for the subscriber base has also improved, climbing to 33.5% at September 30, 2005 compared with 31.2% at September 30, 2004.

Personal Rest-of-World revenues amounted to EUR 1.58 billion in the third quarter of 2005, up 15.4% on a pro forma basis and 10.9% in actual figures. The subscriber base, with 24.7 million customers at September 30, 2005, is up 32% year-on-year (pro forma). In Romania, the number of customers was 6.2 million subscribers at September 30, 2005, representing an increase of 42.3% year-on-year. The Orange Slovakia subsidiary, in which France Telecom recently increased its stake, had a total of 2.4 million subscribers at September 30, 2005, up 8.8% on September 30, 2004.

Home Communication Services - “Home” Segment

	Sep 30, 2005	Sep 30, 2004	Change
Home France
Number of broadband access points (ADSL and unbundled lines)	8,396	5,253	60%
Total number of ADSL access points (thousands)	5,882	4,204	40%
of which France Telecom Consumer ADSL access	3,996	2,479	61%
of which third-party ISPs and others	1,887	1,725	9%
Total number of unbundled lines (thousands)	2,514	1,049	140%
of which partial unbundling	2,153	998	116%
of which total unbundling	361	51	n.s.

Consumer multi-service packages
Number of “Livebox” leased (thousands)	990
Number of Voice over IP customers (thousands)	484	32	n.s.
Number of ADSL TV subscribers (thousands)	142	16	n.s.

Number of consumer telephone lines in France (thousands)	27.1	27.4	-1.4%
Access-related services (millions of subscriptions)	10.1	8.8	15%
Local call market share (%)	69.8	73.8	-4.0 points
Long-distance call market share (%)	58.8	60.3	-1.5 point

Home Poland
Number of fixed-line telephony customers (thousands)	11,243	11,339	-0.9%
Number of broadband Internet customers (thousands)	1,012	514	97%

Home Rest-of-World

Number of broadband access points (thousands)	1,842	1,124	64%
United Kingdom	826	442	87%
Spain	528	253	109%
Netherlands	489	429	14%

Home Communication Services (“Home”) segment revenues totaled EUR 5.6 billion in the third quarter of 2005. On an actual basis, the decrease over the quarter was limited to only 0.2% thanks to the favorable impact of the exchange rate for the Polish zloty. On a pro forma basis, this reduction was 1.8%. The downturn in conventional telephone services in France and Poland was offset for the most part by the rapid rise in broadband Internet use in Europe, where the number of customers totaled 6.8 million at September 30, 2005 compared with 4.1 million at September 30, 2004 (a 66% increase year-on-year).

Home France

Consumer Services revenues decreased by 1.5% in the third quarter of 2005 on a pro forma basis (down 3.0% on an actual basis) owing to the downward trend in the number of calls (not including calls using “Voice over IP” services. At the same time, the strong growth in Consumer ADSL Broadband services seen over the first half of 2005 picked up pace in the third quarter thanks to the success of the new a la carte multi-media services range marketed since August 18, 2005 by Wanadoo:

•	The number of Consumer ADSL customers acquired in the third quarter of 2005 was 335,000 compared with 236,000 in the third quarter of 2004. In all, the number of ADSL customers was 4.0 million at September 30, 2005, compared with 2.5 million a year earlier (a 61.2% increase). The market share (expressed in numbers of Consumer ADSL customers) confirms the improvement reported for the first six months of 2005, representing 47.6% at September 30, 2005 compared with 46.5% at December 31, 2004.

•	The success of “Livebox” was confirmed with a further 363,000 “Livebox” leased in the third quarter of 2005 (a 58% increase in three months). The number of “Livebox” leased has risen fourfold since the start of the year, with 990,000 “Livebox” leased at September 30, 2005 compared with 234,000 at December 31, 2004.

•	Likewise, the number of subscriptions to “Voice over IP” services rose sharply, with 158,000 additional subscriptions recorded in the third quarter of 2005 (a 48% increase in three months). At September 30, 2005, the number of “Voice over IP” subscribers totaled 484,000 compared with 150,000 at December 31, 2004.

•	Lastly, Wanadoo’s new line of a la carte multi-media services enhances the attractiveness of the ADSL digital television offer (MaLigne TV), which had a total of 142,000 subscriptions at September 30, 2005 compared with 69,000 at December 31, 2004.

Operator Services revenues were down by 1.5% on a pro forma basis in the third quarter of 2005 (down 1.2% in actual figures). The effects of increased unbundling of telephone lines in France and the increase in international operator services were more than offset by the decrease in revenues from services provided to other segments in the France Telecom Group (Personal Communication Services and Enterprise Communication Services), factoring in both lower prices, especially for mobile call termination, and the downturn in Enterprise telephone traffic.

Home Poland

Home Poland revenues rose 1.3% (actual figures) in the third quarter of 2005 as a result of the favorable impact of the zloty exchange rate.

On a pro forma basis, revenues are down 7.9% compared with the third quarter of 2004. The impact of substitution by mobiles, for which the market is booming, combined with competitive pressure on conventional fixed telephone calling services, are affecting Home Poland revenue trends. Consumer Broadband Internet services are growing rapidly, with the number of broadband Internet customers nearly doubling in one year, rising to 1,012,000 at September 30, 2005, compared with 514,000 at September 30, 2004, while the Home Poland market share for Consumer broadband services was estimated at 70.8% at September 30, 2005.

Home Rest-of-World

Home Rest-of-World revenues rose 20.3% in the third quarter of 2005 on an actual basis, due partly to changes in the scope for consolidation. Pro forma growth of 7.6% compared with the third quarter of 2004 was driven by the rapid growth of broadband Internet services in Spain, the UK and the Netherlands. Indeed, the number of broadband Internet subscribers in these three countries amounted to a total of 1.84 million at September 30, 2005, representing a 64% increase year-on-year (1.12 million subscribers at September 30, 2004).

Enterprise Communication Services - “Enterprise” Segment

Business Indicators (in thousands)	Sep 30, 2005	Sep 30, 2004	Change
Number of Enterprise segment telephone lines in France	5,925	5,907	0.3%
Number of permanent access points to managed data networks in France	276	241	14%
Share of xDSL permanent access points	63%	46%
Number of “Business Everywhere” mobility service users in France	376	308	22%
Number of IP-VPN access points (including global services)	165	103	60%

Enterprise Communication Services (“Enterprise”) segment revenues were down 7.4% on both an actual and pro forma basis, half linked to the 10.4% drop in fixed telephony revenues in France. The change in revenues from fixed telephony services in France remains marked by the downward trend in telephone traffic levels and lower calling prices. However, the number of Enterprise telephone lines (5.9 million at September 30, 2005) has continued to remain stable compared with the previous year.

Revenues from network services and other enterprise services in France were down by 5.7% owing to technology migrations: the number of IP-VPN connections, including the Oleane range, was up 79% compared to September 30, 2004, with xDSL connections now accounting for 63% of permanent connections to managed data networks compared with 46% a year earlier. The “Business Everywhere” mobility service was extended to connected PDAs and has seen sustained growth, with the number of “Business Everywhere” users in France rising to 376,000 at September 30, 2005 (a 22% increase year-on-year).

Global service revenues were down 3.7% on a pro forma basis (down 3.5% in actual terms). The increase in revenues from business solutions and services failed to offset the downturn in revenues from network services.

Directories Segment

Revenues posted by the Directories Segment totaled EUR 293 million for the third quarter of 2005, up 5.7% in actual figures and 2.1% pro forma compared with the third quarter of 2004.

On a constant structural and comparable publication basis, revenues from the Directories segment in the third quarter of 2005 were up 5.4% on the third quarter of 2004. The 5.4% increase in PagesJaunes revenues in France was driven by the 15.8% increase in advertiser numbers compared with September 30, 2004 and by the 11.4% growth seen in quarterly revenues from online services, reflecting the growth in Internet services. International business was up 8.1%, notably thanks to QDQ Media in Spain, which posted a 13.3% increase in revenues compared with the previous year.

FOR FURTHER INFORMATION:

The slides from the presentation given during the release of revenues for the third quarter of 2005 are available on the France Telecom Web site at:

http://www.francetelecom.com

Press Contacts:

Tel: +33 1 44 44 93 93

Nilou	du Castel

nilou.ducastel@francetelecom.com

Sébastien Audra

sebastien.audra@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

This press release contains forward-looking statements relating to France Telecom’s objectives, in particular for 2005. Although France Telecom believes its objectives are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and should not be regarded as a representation that anticipated events will occur or that stated objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the objectives mentioned in these forward-looking statements include the success of the FT 2005 plan, including the TOP LINE and TOP programmes, the NExT programme and France Telecom’s other strategic initiatives based on the integrated operator model as well as other financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. The forward-looking statements contained in this press release speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information relating to France Telecom’s 3Q 2005 revenues and key operational indicators, including historical information, is presented in accordance with International Financial Reporting Standards (IFRS) and is subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005.

More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF and Form 20-F filed with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information